

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Hubert J. Crouch
Chief Executive Officer
Invesco Commercial Real Estate Finance Trust, Inc.
2001 Ross Avenue, Suite 3400
Dallas, Texas 75201

> **Re: Invesco Commercial Real Estate Finance Trust, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 31, 2023**
> **File No. 000-56564**

Dear Hubert J. Crouch:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 31, 2023

General

1. We note your response to prior comment 3 in your letter dated October 31, 2023 that states all or a portion of each debt-like preferred equity interest could be treated as a qualifying asset, real estate related asset or miscellaneous asset for purposes of Section 3(c)(5)(C) of the 1940 Act. Please include a sentence in your registration statement disclosure stating how the registrant intends to treat debt-like preferred equity interests, making clear, however, that preferred equity interest, including debt-like preferred equity interest, would not be considered a qualifying asset.

Item 1. Business
Investment Objectives, page 10

2. We note your response to prior comment 7, which included a detailed discussion of your basis for not including separate audited financial statements of the underlying property for the $115.7 million loan. In addition, we note your revision to your filing that you have

now invested $378,970,000 in six commercial real estate loans. Please address the following:

- Please provide us with a detail, by loan, that includes the committed loan amount, principal balance, date upon which the company determined the investment in the loan to be probable, and origination/acquisition date. This information should be provided for every originated, acquired and probable loan.
- For any such loans that exceed 20% of total assets as of the latest audited year-end balance sheet, please provide us with a detailed analysis of how you determined that there is undue hardship and impracticality with respect to obtaining financial statements of the properties securing these loans. Within your response, please tell us the placed in service date of the property underlying the loan. Your response should address each loan on an individual basis. Reference is made to SAB Topic 1I.

Item 9. Market Price of and Dividends on The Registrant's Common Equity and Related Stockholder Matters
Distributions, page 101

3.   We note your revision to your filing that you intend to pay distributions that would represent a stable return of 7.5% per annum. Please tell us how you determined you have a reasonable basis to project a distribution rate. Within your response, please address your limited operating history, the relatively limited number of loans owned, the variable nature of the interest rates, the credit quality of the borrowers, limited borrower repayment history, and any prepayment terms on the loans.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Hirshberg, Esq.